EATON & VAN WINKLE LLP
                                  3 Park Avenue
                               New York, NY 10016

                                December 30, 2008

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

        Re:  Domain Registration, Corp.
             Preliminary Schedule 14C
             File No. 000-25487

Ladies and Gentlemen:

      On behalf of Domain Registration, Corp., a Nevada corporation (the "Company"), I am submitting a preliminary Schedule 14C in connection with an amendment to the Company's Articles of Incorporation changing its corporate name. The amendment was adopted by its Board of Directors and approved by written consent of the holders of a majority of its outstanding shares.

      Please direct your comments, if any, or questions concerning this filing to me at (212) 561-3604, or in my absence to Mark Orenstein at (212) 561-3638, or fax them to (212) 779-9928, 9930 or 9931.


                                       Very truly yours,

                                       /s/Vincent J. McGill